

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Peter Aronstam
Chief Financial Officer
Immune Therapeutics, Inc.
2431 Aloma Ave, Suite 124
Winter Park, FL. 32792

> **Re: Immune Therapeutics, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed on May 14, 2020**
> **File No. 000-54933**

Dear Mr. Aronstam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences